SMALL PHARMA INC.

Interim Condensed Consolidated Financial Statements

Three months ended May 31, 2023 and 2022

(Expressed in Canadian Dollars)

SMALL PHARMA INC.

SMALL PHARMA INC. Interim Condensed Consolidated Statements of Financial Position as at (Expressed in Canadian dollars)

	May 31, 2023 $	February 28, 2023 $

ASSETS

Current assets
Cash	13,151,992	18,536,958
Trade and other receivables (Note 5)	625,774	800,173
Prepaid expenses (Note 6)	874,069	987,114
Total current assets	14,651,835	20,324,245

Non-current assets
Property and equipment (Note 3)	48,756	54,341
Right-of-use asset (Note 3)	540,962	605,233
Total non-current assets	589,718	659,574
Total assets	15,241,553	20,983,819

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued liabilities (Notes 6 & 10)	2,686,680	3,217,785
Lease liabilities (Note 4)	315,120	303,650
Total current liabilities	3,001,800	3,521,435

Non-current liabilities
Lease liabilities (Note 4)	233,136	305,903
Total non-current liabilities	233,136	305,903
Total liabilities	3,234,936	3,827,338

Shareholders' equity (deficit)
Share capital (Note 7)	69,722,807	69,722,807
Share-based payment reserve (Notes 8 & 9)	4,232,653	4,117,212
Accumulated other comprehensive loss	(1,664,649)	(2,043,011)
Deficit	(60,284,194)	(54,640,527)
Total shareholders' equity (deficit)	12,006,617	17,156,481
Total liabilities and shareholders' equity (deficit)	15,241,553	20,983,819

Commitments (Note 11)

Subsequent event (Note 13)

Approved and authorized for issuance on behalf of the board of directors on July 27, 2023:

/s/ Michael Wolfe	/s/ George Tziras
Michael Wolfe, Director	George Tziras, Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements
1

SMALL PHARMA INC. Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the (Expressed in Canadian dollars)

	Three months ended May 31, 2023 $	Three months ended May 31, 2022 $

Revenue	-	-

Expenses
Investor and public relations	169,777	348,363
Consulting fees	4,856	177,092
Depreciation	85,526	5,686
Directors' fees	81,612	73,000
Foreign exchange loss	4,308	7,940
Office and miscellaneous	247,059	134,900
Professional fees	933,150	887,732
Occupancy costs	13,407	51,593
Research and development	2,494,099	2,088,702
Salaries and benefits (Note 6)	1,586,042	1,881,123
Share-based payment expense (Note 9)	115,441	109,598
Transfer agent and filing fees	14,206	19,899
Total expenses	5,749,483	5,785,628
Loss before other items	(5,749,483)	(5,785,628)
Other items
Interest expense (Note 4)	(7,617)	-
Interest income	113,433	3,924
Total other items	105,816	3,924
Net loss for the period before income taxes	(5,643,667)	(5,781,704)
Income tax expense	-	-
Net loss for the period	(5,643,667)	(5,781,704)
Other comprehensive income (loss)
Foreign currency translation gain (loss)	378,362	(2,255,379)
Comprehensive loss for the period	(5,265,305)	(8,037,083)

Net loss per share, basic and diluted (Note 7 (e))	(0.02)	(0.02)

Weighted average shares outstanding (Note 7 (e))	321,562,487	320,091,655

The accompanying notes are an integral part of these interim condensed consolidated financial statements
2

SMALL PHARMA INC. Interim Condensed Consolidated Statements of Changes in Equity (Deficit) for the (Expressed in Canadian dollars)

Three months ended May 31, 2023	Share capital		Share-based payment reserve $	Accumulated other comprehensive loss $	Deficit $	Total shareholders' equity (deficit) $
	Number of shares	Amount $

Balance, March 1, 2023	321,562,487	69,722,807	4,117,212	(2,043,011)	(54,640,527)	17,156,481
Share-based payment expense	-	-	115,441	-	-	115,441
Foreign currency translation gain	-	-	-	378,362	-	378,362
Net loss for the period	-	-	-	-	(5,643,667)	(5,643,667)
Balance, May 31, 2023	321,562,487	69,722,807	4,232,653	(1,664,649)	(60,284,194)	12,006,617

Year ended February 28, 2023	Share capital		Share-based payment reserve $	Accumulated other comprehensive loss $	Deficit $	Total shareholders' equity (deficit) $
	Number of shares	Amount $

Balance, March 1, 2022	319,625,487	69,970,184	3,009,042	(193,657)	(31,708,958)	41,076,611
Shares issued pursuant to exercise of stock options	3,725,000	140,307	(80,441)	-	-	59,866
Purchase of shares through normal course issuer bid for cancellation (Note 7 (b))	(1,788,000)	(387,684)	-	-	(95,356)	(483,040)
Share-based payment expense	-	-	1,188,611	-	-	1,188,611
Foreign currency translation loss	-	-	-	(1,849,354)	-	(1,849,354)
Net loss for the year	-	-	-	-	(22,836,213)	(22,836,213)
Balance, February 28, 2023	321,562,487	69,722,807	4,117,212	(2,043,011)	(54,640,527)	17,156,481

The accompanying notes are an integral part of these interim condensed consolidated financial statements
3

SMALL PHARMA INC. Interim Condensed Consolidated Statements of Cash Flows for the (Expressed in Canadian dollars)

	Three months ended May 31, 2023 $	Three months ended May 31, 2022 $

Operating activities

Net loss for the period	(5,643,667)	(5,781,704)

Items not involving cash:
Depreciation	85,526	5,686
Foreign exchange loss	4,308	7,940
Share-based payment expense (Note 9)	115,441	109,598
Accretion of interest on lease liabilities (Note 4)	7,617	-

Changes in non-cash operating working capital:
Trade and other receivables	191,959	483,940
Prepaid expenses	133,461	(257,817)
Accounts payable and accrued liabilities	(653,645)	(871,321)
Net cash used in operating activities	(5,759,000)	(6,303,678)

Investing activities
Acquisition of property and equipment	-	(10,710)
Net cash used in investing activities	-	(10,710)

Financing activities
Proceeds from exercise of stock options (Note 7 (d))	-	15,156
Lease liabilities rent paid (Note 4)	(83,417)	-
Net cash (used in) provided by financing activities	(83,417)	15,156
Effect of exchange rate changes on cash	457,451	(2,357,492)
Change in cash	(5,384,966)	(8,656,724)
Cash, beginning of period	18,536,958	40,656,069
Cash, end of period	13,151,992	31,999,345

There were no non-cash transactions during the three months ended May 31, 2023 or May 31, 2022.

The accompanying notes are an integral part of these interim condensed consolidated financial statements
4

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

1. Nature of Operations and Continuance of Business

Small Pharma Inc. (formerly, Unilock Capital Corp.) (the "Company" or "Small Pharma Inc.") was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on January 23, 2018. The Company is a biotechnology company focused on developing short-duration psychedelic-assisted therapies for the treatment of mental health conditions. The Company's head office is located at 50 Featherstone Street, London, UK.

Effective April 29, 2021, and pursuant to the terms of an agreement entered into between the Company, certain shareholders of the Company and Small Pharma Ltd on November 30, 2020, as amended on February 23, 2021, the Company completed its acquisition of all of the issued outstanding ordinary shares of Small Pharma Ltd which constituted the Company's qualifying transaction under TSX Venture Exchange ("TSXV") Policy 2.4 - Capital Pool Companies. This transaction constituted a reverse acquisition of the Company by Small Pharma Ltd, with Small Pharma Ltd being identified as the accounting acquirer. As a result, these interim condensed consolidated financial statements are a continuation of Small Pharma Ltd. The Company's results of operations are included from April 29, 2021, onwards, except for capital which has been retroactively adjusted to reflect the capital of the Company.

2. Significant Accounting Policies

(a) Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, "Interim Financial Reporting" and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended February 28, 2023.

These interim condensed consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended February 28, 2023. Interim results are not necessarily indicative of the results expected for the fiscal year.

These interim condensed consolidated financial statements were authorized for issuance by the board of directors on July 27, 2023.

These interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including Small Pharma Ltd, a company incorporated in the UK on February 4, 2015, Small Pharma (US) Inc., a company incorporated in the State of Delaware, USA on July 5, 2022 that does not currently have significant assets and is not currently conducting active business operations and an amalgamated entity ("Amalco") formed between 1292589 B.C. Ltd. ("Subco") and Small Pharma Financing Inc. in connection with the qualifying transaction  until Amalco's dissolution on October 7, 2021.

Subsidiaries are those entities over which the Company has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date control commences until the date that control ceases.

All intercompany transactions have been eliminated on consolidation.

(b) Basis of Presentation

These interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and equity instruments which are measured at fair value. All monetary references expressed in these notes are in Canadian dollars unless otherwise indicated.

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

3. Non-current assets

	Property and equipment $	Right-of-use asset $

Cost:
Balance, February 28, 2023	107,117	630,988
Foreign currency translation	2,635	15,528
Balance, May 31, 2023	109,752	646,516
Accumulated depreciation:
Balance, February 28, 2023	(52,776)	(25,755)
Foreign currency translation	(1,343)	(1,150)
Depreciation	(6,877)	(78,649)
Balance May 31, 2023	(60,996)	(105,554)
Net book value at May 31, 2023	48,756	540,962

	Property and equipment $	Right-of-use asset $

Cost:
Balance, February 28, 2022	91,320	-
Foreign currency translation	(2,806)	422
Additions	18,603	630,566
Balance, February 28, 2023	107,117	630,988
Accumulated depreciation:
Balance, February 28, 2022	(29,531)	-
Foreign currency translation	236	(795)
Depreciation	(23,481)	(24,960)
Balance, February 28, 2023	(52,776)	(25,755)
Net book value at February 28, 2023	54,341	605,233

The right-of-use asset relates to the lease of office space. Refer to Note 4.

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

4. Lease Liabilities

The Company's leases are for office space and contain no renewal options.

As at May 31, 2023 and February 28, 2023, the Company had lease liabilities as follows:

$

Carrying value, February 28, 2022	-
Recognition on inception	620,149
Accretion of interest	2,565
Foreign currency translation gain	75
Rental payments made	(13,236)
Carrying value, February 28, 2023	609,553
Accretion of interest	7,617
Foreign currency translation gain	14,503
Rental payments made	(83,417)
Carrying value, May 31, 2023	548,256

The following amounts are the future minimum annual lease payments as at May 31, 2023 and February 28, 2023:

	May 31, 2023 $	February 28, 2023 $

Within one year	335,857	327,790
In the second to third years	237,899	314,133
Total lease obligations	573,756	641,923
Discount at incremental borrowing rate of 5.24%	(25,500)	(32,370)
Net lease liabilities	548,256	609,553

Current lease liabilities	315,120	303,650
Non-current lease liabilities	233,136	305,903

Total cash outflows for lease liabilities for the three months ended May 31, 2023 was $83,417 (2022: $nil). In addition there were cash outflows for short-term leases for the three months ended May 31, 2023 of $13,407 (2022: $51,593).

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

5. Trade and Other Receivables

The Company's trade and other receivables are comprised of the following:

	May 31, 2023 $	February 28, 2023 $

Sales tax receivables	619,630	793,895
Other receivables	6,144	6,278
Total	625,774	800,173

During the three months ended May 31, 2023, the Company received a $nil tax credit relating to research and development expenditures claimed (three months ended May 31, 2022 - $655,166 tax credit relating to research and development expenditures claimed for the year ended February 28, 2021). As at May 31, 2023, the Company had $nil in research and development tax credits receivable (February 28, 2023 - $nil) included in the trade and other receivables balance.

6. Related Party Transactions

The key management personnel of the Company are considered to be the directors of the Company and those other members of senior management who are directly involved in strategic decision-making.

The Company incurred salaries and benefits to key management personnel as follows:

	Three months ended May 31, 2023 $	Three months ended May 31, 2022 $

Base compensation and bonuses	1,067,035	1,024,886
Pension benefits	13,632	24,601
Share-based payments	6,029	13,121
Total	1,086,696	1,062,608

At May 31, 2023, amounts owed by the Company to related parties in relation to directors' fees of $21,250 (February 28, 2023 - $21,250) as well as key management compensation and bonuses of $114,902 (February 28, 2023 - $67,184) were included in accounts payable and accrued liabilities. At May 31, 2023, $474,244 (February 28, 2023 - $617,138) in key management compensation was included in prepaid expenses. At May 31, 2023, this amount reflected a retention payment to an officer of the Company which was eligible to clawback in whole or in part pursuant to the terms and conditions of such officer's retention agreement.  Following period-end, the Company and the officer entered into an agreement pursuant to which it was agreed that, in addition to other matters, the obligations for full payment of the retention amount have been satisfied, with no repayment due.

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

7. Share Capital

Authorized: Unlimited number of common shares without par value.

(a) Share capital continuity:

	Number of shares	$

Balance, February 28, 2022	319,625,487	69,970,184
Shares issued pursuant to exercise of stock options	3,725,000	140,307
Purchase and cancellation of shares through normal course issuer bid	(1,788,000)	(387,684)
Balance, February 28, 2023 and May 31, 2023	321,562,487	69,722,807

(b) Normal course issuer bid program

On August 18, 2022, the TSXV accepted the Company's notice of intention to establish an NCIB. The NCIB permits the purchase for cancellation of up to 5,000,000 of the Company's common shares, over a 12 month period, representing 1.55% of the Company's issued and outstanding shares on the date of announcement.

The NCIB commenced on August 19, 2022 and will terminate by the earlier of: August 18, 2023 and the date the Company has acquired the maximum number of common shares under the NCIB. The Company may also, at its discretion, terminate the NCIB prior to such date. The price paid for any common shares purchased under the NCIB will be the market price of such shares at the time of the applicable purchases.

During the year ended February 28, 2023, the Company purchased and cancelled 1,788,000 common shares at a weighted average price of $0.270 per share, net of commission costs, for a total amount of $483,040. No purchases or cancellations occurred during the three months ended May 31, 2023. The Company intends to cancel all future purchases of common shares under the NCIB within eight days following the month in which such purchases occurred.

(c) Movements in issued share capital in the current period:

  There were no movements in share capital during the three months ended May 31, 2023.

(d) Movements in issued share capital in the prior year:

  On April 14, 2022, the Company issued 912,500 common shares for proceeds of $15,156 pursuant to the exercise of stock options. The fair value of stock options exercised of $20,504 was transferred from share-based payment reserve to share capital.

  On June 15, 2022, the Company issued 1,050,000 common shares for proceeds of $16,574 pursuant to the exercise of stock options. The fair value of stock options exercised of $22,389 was transferred from share-based payment reserve to share capital.

  On June 21, 2022, the Company issued 912,500 common shares for proceeds of $14,628 pursuant to the exercise of stock options. The fair value of stock options exercised of $19,795 was transferred from share-based payment reserve to share capital.

  On July 26, 2022, the Company issued 850,000 common shares for proceeds of $13,508 pursuant to the exercise of stock options. The fair value of stock options exercised of $17,753 was transferred from share-based payment reserve to share capital.

  Pursuant to the NCIB (Note 7 (b) above), during the year ended February 28, 2023 the Company purchased for cancellation 1,788,000 common shares for a total cost of $483,040. All 1,788,000 common shares were cancelled during the year ended February 28, 2023.

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

7. Share Capital (continued)

(e) Loss per share

The calculation of basic and diluted loss per share is based on the following losses and number of common shares:

	Three months ended May 31, 2023	Three months ended May 31, 2022

Net loss for the period	$(5,643,667)	$(5,781,704)

Weighted average number of shares outstanding - basic and diluted	321,562,487	320,091,655
		-
Loss per share - basic and diluted	$(0.02)	$(0.02)

The diluted weighted average number of shares does not take into account the effects of stock options and warrants outstanding as they would be anti-dilutive for all periods above.

(f) Restrictions on shares

Following completion of the Qualifying Transaction, at February 28, 2022 140,426,893 common shares and 11,384,127 stock options were required to be held in escrow or subject to a contractual restriction on transfer. On November 4, 2022 all remaining common shares and options under restrictions were released from escrow. As a result, at February 28, 2023 and May 31, 2023 no common shares or options were subject to escrow or contractual restrictions on transfer.

8. Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of warrants	Weighted average exercise price $

Balance, February 28, 2022 and February 28, 2023	3,947,547	0.96
Expired	(3,947,547)	(0.96)
Balance, May 31, 2023	-	-

All outstanding warrants expired without exercise on April 29, 2023.

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

9. Stock Options

The following table summarizes the continuity of the Company's stock options:

	Number of options	Weighted average exercise price $

Outstanding, February 28, 2022	19,951,833	0.08

Granted	7,300,000	0.17
Exercised	(3,725,000)	0.02
Expired	(130,433)	0.46
Outstanding, February 28, 2023	23,396,400	0.12

Granted	3,725,000	0.09
Lapsed	(525,000)	0.17
Outstanding, May 31, 2023	26,596,400	0.11

Additional information regarding stock options outstanding as at May 31, 2023 is as follows:

	Outstanding			Vested Non-vested
Range of exercise prices $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options outstanding	Number of options outstanding

0.0175	9,160,100	7.6	0.0175	9,160,100	-
0.0035	2,891,300	6.9	0.0035	2,891,300	-
0.49	1,090,000	8.2	0.49	1,090,000	-
0.40	150,000	8.2	0.40	150,000	-
0.435	30,000	8.5	0.435	30,000	-
0.245	1,437,500	8.7	0.245	387,500	1,050,000
0.30	1,075,000	8.8	0.30	268,750	806,250
0.175	6,300,000	9.0	0.175	6,300,000	-
0.105	1,000,000	9.1	0.105	1,000,000	-
0.09	3,462,500	9.8	0.09	731,250	2,731,250
	26,596,400	8.3	0.11	22,008,900	4,587,500

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

9. Stock Options (continued)

Additional information regarding stock options outstanding as at February 28, 2023 is as follows:

	Outstanding			Vested Non-vested
Range of exercise prices $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options outstanding	Number of options outstanding

0.0175	9,160,100	7.8	0.0175	9,160,100	-
0.0035	2,891,300	7.1	0.0035	2,891,300	-
0.49	1,090,000	8.4	0.49	1,090,000	-
0.40	150,000	8.5	0.40	150,000	-
0.435	30,000	8.7	0.435	30,000	-
0.245	1,700,000	8.9	0.245	212,500	1,487,500
0.30	1,075,000	9.0	0.30	134,375	940,625
0.175	6,300,000	9.3	0.175	6,300,000	-
0.105	1,000,000	9.4	0.105	750,000	250,000
	23,396,400	8.4	0.12	20,718,275	2,678,125

During the three months ended May 31, 2023, the Company recorded share-based payment of $115,441 (2022 - $109,598).

The fair values for stock options granted have been estimated using the Black-Scholes option-pricing model assuming no expected dividends, no forfeitures, and the following weighted average assumptions:

	Three months ended May 31, 2023	Three months ended May 31, 2022	Year ended February 28, 2023

Risk-free interest rate	4.04%	n/a	2.48%-2.65%
Expected volatility	100%	n/a	100%
Expected option life (in years)	5	n/a	5

10. Fair Value Measurements and Risk Management

(a) Fair Values

The fair values of the Company's financial instruments, which include cash, trade and other receivables (excluding sales tax receivables), and accounts payable, accrued liabilities and lease liabilities, approximate their carrying values due to the relatively short-term maturity of these instruments.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

10. Fair Value Measurements and Risk Management (continued)

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(b) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and trade and other receivables. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. For trade and other receivables, the Company limits its exposure to credit risk by dealing with what management believes to be financially sound counter parties. The carrying amount of financial assets represents the maximum credit exposure.

(c) Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

Small Pharma Ltd, the Company's operating subsidiary, operates in the UK and has certain monetary financial instruments denominated in British pound sterling. Small Pharma (US) Inc., an indirect subsidiary of the Company, operates in the US and has certain monetary financial instruments denominated in US dollars. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at May 31, 2023. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's comprehensive loss for the period by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at May 31, 2023 and February 28, 2023.

	May 31, 2023 $	February 28, 2023 $

Cash	13,035,972	17,724,885
Trade and other receivables	523,667	713,588
Accounts payable and accrued liabilities	(1,948,104)	(2,699,903)
Lease liabilities	(548,256)	(609,553)
Total foreign currency financial assets and liabilities	11,063,279	15,129,017
Impact of a 10% strengthening or weakening of foreign exchange rate	1,106,328	1,512,902

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

10. Fair Value Measurements and Risk Management (continued)

(e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as at May 31, 2023 and February 28, 2023:

As at May 31, 2023	Total $	Within 1 year $	Within 2-5 years $

Accounts payable and accrued liabilities	2,686,680	2,686,680	-
Lease liabilities	573,756	335,857	237,899
Total financial liabilities	3,260,436	3,022,537	237,899

As at February 28, 2023	Total $	Within 1 year $	Within 2-5 years $

Accounts payable and accrued liabilities	3,217,785	3,217,785	-
Lease liabilities	641,923	327,791	314,133
Total financial liabilities	3,859,709	3,545,576	314,133

11. Commitments

The Company has commitments primarily for contracts supporting clinical trials. The Company is subject to commitments as follows:

As at May 31, 2023	$

Within one year	3,045,963
In the second to third years	391,247
In the fourth to fifth years	77,508
Total	3,514,718

As at May 31, 2023 there is an unprovided contingent liability of $2,156,183 in relation to officers and employee bonuses in relation to the financial year ended February 28, 2023. The board approved payment of these bonuses in the event that certain conditions are satisfied. Management's view is that it is unlikely that the conditions will be satisfied to trigger the payment of these bonuses and therefore $nil has been included in accounts payable and accrued liabilities at May 31, 2023.

SMALL PHARMA INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended May 31, 2023 and 2022 (Expressed in Canadian dollars)

12. Segmented Information

The Company has one operating segment, research and development of psychedelic and non-psychedelic medicine. The Company's head office and operations are in the UK. Geographic information for non-current assets is as follows:

As at May 31, 2023	Canada $	UK $	Total $

Property and equipment	-	48,756	48,756
Right-of-use asset	-	540,962	540,962
	-	589,718	589,718

As at February 28, 2023	Canada $	UK $	Total $

Property and equipment	-	54,341	54,341
Right-of-use asset	-	605,233	605,233
	-	659,574	659,574

For the three months ended May 31, 2023, the Company did not generate any revenue (May 31, 2022 - $nil).

13.  Subsequent Event

Effective as of July 1, 2023, Mr. Peter Rands, co-founder, Chief Innovation & Intellectual Property Officer and former Chief Executive Officer of the Company, left his positions as an executive officer and director of the Company and its subsidiaries. In connection with his departure, compensation payments of $275,628 were made.